FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 27, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                        Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes [   ]                No  [ X ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit       Date         Description of Exhibit

      1       06/26/2003      IIJ Completes a Private Placement to Third Parties

      2       06/27/2003      Notice of Resolutions at the 11th Ordinary General
                              Meeting of Shareholders
                              - Translation

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Internet Initiative Japan Inc.


Date:  June 27, 2003          By: /s/__Koichi Suzuki________
                                       Koichi Suzuki
                                       President, Chief Executive Officer and
                                       Representative Director

EXHIBIT 1

          IIJ Completes a Private Placement to Third Parties

    TOKYO--(BUSINESS WIRE)--June 26, 2003--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Japan's leading Internet access and comprehensive network solutions provider, today announced that it has completed the proposed private placement to its business partners with a total amount of around JPY 1.37 billion. The total amount of capital after this private placement will be around JPY 7.77 billion.
    Although some of IIJ's existing shareholders did not meet the deadline for this private placement, they have been working closely with IIJ in order to finalize their review. IIJ expects to pursue an additional round of the private placement within the next few months.

    The terms of a private placement to third parties

1. Number of common shares to be issued     3,265
2. Total amount of issues                   JPY 1,365,423,000
                                            (JPY 418,200 / share)
3. Amount of recapitalization               JPY 682,711,500
                                            (JPY 209,100 / share)

    Amount of capital

1. Amount of capital before the
     private placement                      JPY 7,082,336,000
2. Amount of recapitalization               JPY 682,711,500
3. Amount of capital after the
    private placement                       JPY 7,765,047,500

    Number of issued common shares

1. Total number of issued common shares
     before the private placement           22,480
2. Number of common shares to be issued     3,265
3. Total number of issued common shares
     after the private placement            25,745

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SE C, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Group
             Investor Relations Office, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/

EXHIBIT 2
(Translation)
                                                                  June 27, 2003
TO OUR SHAREHOLDERS:
                                  Koichi Suzuki
                                  Representative Director
                                  Internet Initiative Japan Inc.
                                  1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                  Tokyo, Japan

                              NOTICE OF RESOLUTIONS
              AT THE 11th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

         We hereby notify that at the ordinary general meeting of shareholders for the 11th term of our Company held today, the following items were reported and resolved.

                                                Sincerely yours,

Subject to be reported:

     Reports of the business reports, balance sheets and statement of profit and loss of the 11th fiscal year (from April 1, 2002 to March 31, 2003)

     In this respect, the contents of the above documents were reported.

Subjects to be resolved:

Item 1:  Approval of disposition of losses for the 11th fiscal year

     This item was approved as originally proposed.

Item 2:  Amendments to the Articles of Incorporation

     This item was approved as originally proposed.

Item 3:  Election of six directors

     This item was approved as originally proposed and the six directors of Mr. Koichi Suzuki, Mr. Toshiya Asaba, Mr. Hideshi Hojo, Mr. Yasuhiro Nishi, Mr. Kazumasa Utashiro and Mr. Akio Onishi were elected and assumed their offices.

Item 4:  Election of a statutory auditor

     This item was approved as originally proposed and the statutory auditor of Mr. Yoshihiko Habe and assumed his office.

                                                                         - End -